                         Independent Auditors' Consent

The Board of Directors
Wireless Facilities, Inc.

   We consent to the use of our report dated February 2, 2001, except as to the first paragraph of Note 13, which is as of February 9, 2001, and the second paragraph of Note 13, which is as of March 2, 2001, with respect to the consolidated balance sheets of Wireless Facilities, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, cash flows for each of the years in the three-year period ended December 31, 2000, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

                                          /s/ KPMG
San Diego, California
November 28, 2001